CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
E-MAIL: cclysiak@qwest.net

October 6, 2005

Ms. Jennifer Hardy
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   AGA RESOURCES, INC.
         Form SB-2/A-7
         SEC File No. 333-124181

Dear Ms. Hardy:

In response to the verbal comments of Craig Slivka, please be advised that the foregoing registration statement has been amended and now includes a new Exhibit 5.1 opinion, a new consent of the auditor, and a new attorney's consent.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: AGA RESOURCES, INC.